UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2006

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:           99¢ ONLY STORES

Former name if applicable:

Address of principal executive office (street and number):           4000 East Union Pacific Avenue

City, state and zip code:           City of Commerce, California 90023

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ _______
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

99¢ Only Stores (the “Company”) is not able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (the “Form 10-Q”) because the Company and its independent registered public accounting firm are still completing review procedures. In addition, the Company has not yet filed its Form 10-K for the fiscal year ended March 31, 2006 (the “Form 10-K”) because the Company is updating its financial statements to account for recent events which must be applied with hindsight to those statements, and the Company and its independent registered public accounting firm are still completing audit procedures regarding these year-end financial statements. For these reasons, the Form 10-Q will not be filed by the extended deadline.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Rob Kautz	(323) 881-1293
(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes      ☒ No

Form 10-K for the fiscal year ended March 31, 2006

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales increased $18.9 million or 7.7%, to $263.6 million for the three months ended June 30, 2006 compared to $244.7 million for the three months ended June 30, 2005. Net income for the quarter ended June 30, 2005 was $0.07 per share. Based on preliminary results, the Company anticipates net income for the quarter ended June 30, 2006 to be approximately $0.01 per share, which is also in line with previous guidance regarding net income for the quarter ended March 31, 2006. The decrease in net income compared to quarter ended June 30, 2005 is primarily due to a $4.2 million gain in the 2005 period from the sale of a store caused by eminent domain proceedings, $2.4 million in increased expenses in the 2006 period for consulting fees associated with Sarbanes-Oxley requirements, and $1.0 million in increased expenses in the 2006 period for expensing of stock option compensation under new accounting rules. Remaining changes were made up of smaller increases and decreases in other items.

* * *

We have included statements in this filing that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act and Section 27A of the Securities Act. The word “anticipate” and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in this filing and include statements regarding the intent, belief or current expectations of the Company, its directors or officers. The shareholders of the Company and other readers are cautioned not to put undue reliance on such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected in this filing for the reasons discussed herein and as a result of additional information or factors that may be identified as we complete the procedures described herein and our independent registered public accounting firm completes its review of our delayed SEC reports and for the reasons, among others, discussed in the reports and other documents the Company files from time to time with the Securities and Exchange Commission, including the Risk Factors contained in the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

99¢ ONLY STORES

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 10, 2006	By: /s/ Eric Schiffer
Name: Eric Schiffer
Title Chief Executive Officer